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                            Tarpon Industries, Inc.
                                2420 Wills Street
                           Marysville, Michigan 48040

                                February 11, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:  Tarpon Industries, Inc. Registration No. 333-120117

Ladies and Gentlemen:

         Tarpon Industries, Inc. hereby requests that the above-captioned Registration Statement, relating to the offering of up to 3,277,500 common shares, no par value, of Tarpon Industries, Inc. in its initial public offering and 758,800 common shares in a subsequent re-sale of common shares by selling shareholders, be accelerated so that it will become effective at 10:00 a.m. Eastern time on February 11, 2005 or as soon thereafter as is practicable.

         The Company acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,
(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Very truly yours,


                                TARPON INDUSTRIES, INC.


                                By:    /s/ J. PETER FARQUHAR
                                     ------------------------------------------
                                       J. Peter Farquhar

                                       Its:     Chief Executive Officer
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